

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

August 2, 2006

Via U.S. Mail and Fax (419-252-5564)

Mr. Steven M. Cavanaugh
Chief Financial Officer
Manor Care, Inc.
333 N. Summit Street
Toledo, OH 43604-2617

      **RE: Manor Care, Inc.
            Form 10-K for the fiscal year ended December 31, 2005
            Filed March 3, 2006**

            Form 10-Q for the quarterly period ended March 31, 2006

            File No. 1-10858

Dear Mr. Cavanaugh:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     /s/ Kyle Moffatt for

                     Larry Spirgel
                     Assistant Director